UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
RALCORP HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Missouri	43-1766315

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

800 Market Street, Suite 2900, St. Louis, MO	63101

(Address of principal executive offices)	(zip code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Rights to Purchase Series E Junior Participating Cumulative Preferred Stock	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.
     On May 4, 2011, the Board of Directors of Ralcorp Holdings, Inc. (the “Company”) declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”). The dividend distribution is payable on May 14, 2011 to the shareholders of record as of the close of business on that date. Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-ten thousandth of a share of Series E Junior Participating Cumulative Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) at a price of $200.00 per one one-ten thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Protection Rights Agreement (“the Rights Agreement”) between the Company and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).
     Until the earlier to occur of (i) the close of business on the tenth business day following the date of public announcement or the date on which the Company first has notice or determines that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company) (an “Acquiring Person”) has acquired, or obtained the right to acquire, 10% or more of the Common Stock without the prior express written consent of the Company executed on behalf of the Company by a duly authorized officer of the Company following express approval by action of at least a majority of the members of the Board of Directors then in office (the “Stock Acquisition Date”) or (ii) the close of business on the tenth business day (or such later date as may be determined by action of the Board of Directors but not later than the tenth business day after such time as any such person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer, without the prior written consent of the Company, by a person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company) which, upon consummation, would result in such person’s beneficial ownership of 10% or more of the outstanding shares of voting stock of the Company (the earlier of the dates in clause (i) or (ii) above being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates.
     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Company’s Common Stock. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire, if not previously exercised, on May 4, 2014 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.
     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the case of specified events, including (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).
     The number of outstanding Rights and the number of one one-ten thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.
     Shares of Preferred Stock or fractions thereof purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will have a preferential dividend in an amount equal to the greater of $100 or 10,000 times any dividend declared on each share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will receive a preferred liquidation payment per share of equal to $10,000 per share, plus an amount equal to accrued and unpaid dividends and distributions, whether or not declared. Each share of Preferred Stock will have 10,000 votes per share, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 10,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.
     Because of the nature of the Preferred Stock’s dividend and liquidation rights, the value of the one one-ten thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
     If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) acquires beneficial ownership of 10% or more of the Common Stock without the prior written consent of the Board of Directors, each Right, except those held by such persons, would entitle each holder of a Right to acquire such number of shares of the Common Stock as shall equal the result obtained by multiplying the then current Purchase Price by the number of one one-ten thousandths of a share of Preferred Stock for which a Right is then exercisable and dividing that product by 50% of the then current per-share market price of Common Stock.

     If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) acquires more than 10% but less than 50% of the outstanding Common Stock without prior written consent of the Board of Directors, each Right, except those held by such persons, may be exchanged by the Board of Directors for one share of Common Stock.
     If, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction where the Company is not the surviving corporation or where Common Stock is exchanged or changed or 50% or more of the Company’s assets or earnings power is sold in one or several transactions, each Right would entitle the holders thereof (except for the Acquiring Person) upon exercise to receive such number of shares of the acquiring company’s common stock as shall be equal to the result obtained by multiplying the then current Purchase Price by the number of one one-ten thousandths of a share of Preferred Stock for which a Right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-ten thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.
     At any time prior to the date an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis, in such form, and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights in any manner which it may deem necessary or desirable; provided, however, that the after such time as any person becomes an Acquiring Person, the Company may supplement or amend the Rights Agreement to make such changes (i) that shall not materially adversely affect the interests of the holders of Rights or (ii)(a) in order to cure any ambiguity; (b) to correct or supplement any provision contained in the agreement that may be inconsistent with any other provisions or otherwise defective, or (c) subject to certain exceptions, to shorten or lengthen any time period therein.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
     The description set forth herein is only a summary of the principal features of the Rights and the Rights Agreement and is qualified in its entirety by reference to the Rights Agreement (which includes the Form of Right Certificate as Exhibit A and the Form of Certificate of

Designations for Series E Junior Participating Cumulative Preferred Stock as Exhibit C), which is attached hereto as Exhibit 4.1 and incorporated herein by reference.
Item 2. Exhibits.

Number	Description
4.1	Shareholder Protection Rights Agreement dated May 4, 2011, by and between Ralcorp Holdings, Inc. and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Form of Certificate of Designations for Series E Junior Participating Cumulative Preferred Stock as Exhibit C (filed as Exhibit 4.1 to the Company’s Form 8-K on May 4, 2011 and incorporated by reference herein).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

RALCORP HOLDINGS, INC.
By:	/s/ T.G. Granneman
T.G. Granneman
Corporate Vice President and Chief Accounting Officer

Date: May 4, 2011

Exhibit Index

Number	Description
4.1	Shareholder Protection Rights Agreement dated May 4, 2011, by and between Ralcorp Holdings, Inc. and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Form of Certificate of Designations for Series E Junior Participating Cumulative Preferred Stock as Exhibit C (filed as Exhibit 4.1 to the Company’s Form 8-K on May 4, 2011 and incorporated by reference herein).